UNITED  STATES
                    SECURITIES  AND  EXCHANGE  COMMISSION
                         WASHINGTON,  D.C.  20549

                              SCHEDULE  13G

               UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934
                             ANNUAL  FILING
                          (Amendment  No.  "1")

Conseco  Inc.
(NAME  OF  ISSUER)
Preferred  Convertible
(TITLE  CLASS  OF  SECURITIES)
208464404
(CUSIP  NUMBER)
12/31/99
(DATE  OF  EVENT  WHICH  REQUIRES  FILING  OF  THIS  STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

                               (X)  RULE  13D-1(B)
                               ( )  RULE  13D-1(C)
                               ( )  RULE  13D-1(D)

*THE  REMAINDER  OF  THIS  COVER  PAGE  SHALL  BE  FILLED  OUT  FOR  A
REPORTING  PERSON'S  INITIAL  FILING  ON  THIS  FORM  WITH  RESPECT  TO  THE
SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED
IN  A  PRIOR  COVER  PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE
SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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CUSIP  NO. 208464404                                              PAGE  2  OF  9

1.  NAME  OF  REPORTING  PERSON/EIN
State Street Bank and Trust Company as trustee for General Motors Employes Global Group Pension Trust

2.  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP.*

    NOT  APPLICABLE                                   A  __
                                                      B  __
3.  SEC  USE  ONLY

4.  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     New  York,  New  York


5.     SOLE  VOTING  POWER
       0
6.     SHARED  VOTING  POWER
       2,320,812.00
7.     SOLE  DISPOSITIVE  POWER
       0
8.     SHARED  DISPOSITIVE  POWER
       2,320,812.00
9.     TOTAL  BENEFICIALLY  OWNED
       2,320,812.00
10.    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES  CERTAIN
       SHARES*
       NOT  APPLICABLE

11.    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
       .7%

12. TYPE  OF  REPORTING  PERSON*     EP


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CUSIP  NO. 208464404                                              PAGE  3  OF  9

1.     NAME  OF  REPORTING  PERSON/EIN
       General  Motors  Investment  Management  Corporation

2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP.*

       NOT  APPLICABLE                                  A  __
                                                        B  __
3.     SEC  USE  ONLY

4.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

5.     SOLE  VOTING  POWER
0
6.     SHARED  VOTING  POWER
       2,320,812.00
7.     SOLE  DISPOSITIVE  POWER
0
8.     SHARED  DISPOSITIVE  POWER
       2,320,812.00
9.     TOTAL  BENEFICIALLY  OWNED
       2,320,812.00
10.    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES  CERTAIN
       SHARES*

       NOT  APPLICABLE

11.    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

       .7%

12.    TYPE  OF  REPORTING  PERSON*     IA,  CO


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CUSIP  NO. 208464404                                              PAGE  4  OF  9

ITEM  1.

     (A)  NAME  OF  ISSUER
          Conseco  Inc.

     (B)  ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES
          2  American  Lane
          Greenwich,  Conn.  06836-2571

ITEM  2.

     (A) NAME OF PERSON FILING State Street Bank and trust Company as trustee for General Motors Employes Global Group Pension Trust ("Trust")
     (ii)  General  Motors  Investment  Management  Corporation  ("GMIMCo")



     (B)  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR,  IF  NONE,
          RESIDENCE
     (i)   Trust  -  225  Franklin  Street  Boston  MA  02110
     (ii)  GMIMCo  -  767  Fifth  Ave.  New  York,  NY  10153



     (C)  CITIZENSHIP
     (i)   Trust  -  Boston
     (ii)  GMIMCo  -  Delaware


     (D)   TITLE  CLASS  OF  SECURITIES
     Convertible  Preferred


     (E)     CUSIP  NUMBER
     208464404


ITEM  3.   IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO  RULE  13D-1(B),  OR
           13D-2(B),  CHECK  WHETHER  THE  PERSON  FILING  IS  A:
(SELECT  EITHER  E  OR  F)
     (E)[X] INVESTMENT ADVISOR REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISORS ACT OF 1940 (in the case of GMIMCo)
     (F)[X]   EMPLOYEE  BENEFIT  PLAN,  PENSION  FUND WHICH IS SUBJECT TO
              THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 OR ENDOWMENT FUND;(in the case of the Trust)


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                                                                  PAGE  5  of  9

ITEM  4.  OWNERSHIP

     The Trust is a trust formed under and for the benefit of one or more employee benefit plans ("Plans") of General Motors Corporation ("GM"), its subsidiaries and unrelated employers. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and other entities. The Trust and GMIMCo are referred to herein as the "Reporting Persons."

GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. It also itself manages certain assets of the Plans. GMIMCo has discretionary authority over the assets of the Plans which they manage including voting and investment power with respect to securities of the Issuer included among such assets. In view of GMIMCo's management of certain assets of the Plans, the following information is being provided as of December 31, 1998 with respect to such securities of the Issuer under management for the benefit of the Plans (1):


     (A)  AMOUNT  BENEFICIALLY  OWNED

          (i)     Trust            2,320,812.00  (2)
          (ii)    GMIMCo           2,320,812.00  (2)

     (B)  PERCENT  OF  CLASS
          (i)     Trust                     .7%  (2)
          (ii)    GMIMCo                    .7%  (2)


     (C)  NUMBER  OF  SHARES  AS  TO  WHICH  SUCH  PERSON  HAS:
          (I)    SOLE  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE
                 0
          (II)   SHARED  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE;
                 2,320,812.00
          (III)  SOLE  POWER  TO  DISPOSE  OR  TO  DIRECT  THE  DISPOSITION  OF
                 0
          (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF 2,320,812.00

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of the Issuer and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.
-  -  -  -  -  -  -  -  -  -  -  -  -  -  -  -  -
     (footnotes)

(1)Pursuant to Rule 13d-4. The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

(2)Includes 2,320,812 shares which may be acquired upon the conversion of certain of the Issuer's convertible securities, calculated in accordance with Rule 13d-3(d)(1).


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                                                                  PAGE  6  of  9

ITEM  5.   OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS  (X)

ITEM  6.   OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON  BEHALF  OF  ANOTHER
           PERSON.

           NOT  APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           NOT  APPLICABLE

ITEM  8.   IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

           NOT  APPLICABLE

ITEM  9.   NOTICE  OF  DISSOLUTION  OF  GROUP

           NOT  APPLICABLE

Item 10.   Certification

By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February __, 2000

                    STATE  STREET  BANK  AND  TRUST  COMPANY,
                    As  trustee  for  GENERAL  MOTORS  EMPLOYES
                    GLOBAL GROUP PENSION TRUST (as directed by General Motors Investment Management Corporation)


                    By:  ______________________________________
                         Name: Michael Connors
                         Title: Assistant Vice President

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February  ___,  2000

                    GENERAL  MOTORS  INVESTMENT  MANAGEMENT
                    CORPORATION


                    By:  ______________________________________
                         Name: Magaret Eisen
                         Title: Managing Director

JOINT  FILING  AGREEMENT

This  will  confirm  the  agreement  by  and  among all the undersigned that the
Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock, of Conseco Inc. is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February __, 2000

                    STATE  STREET  BANK  AND  TRUST  COMPANY,
                    As  trustee  for  GENERAL  MOTORS  EMPLOYES
                    GLOBAL GROUP PENSION TRUST (as directed by General Motors Investment Management Corporation)

                    By:____________________________________
                         Name: Michael Connors
                         Title: Assistant Vice President


                    GENERAL  MOTORS  INVESTMENT  MANAGEMENT
                    CORPORATION


                    By:____________________________________
                         Name: Margaret Eisen
                         Title: Managing Director